                         ML PRINCIPAL PROTECTION L.P.
                 (formerly, ML Principal Protection Plus L.P.)

                                SERIES L UNITS
                   PROSPECTUS SUPPLEMENT DATED MAY 15, 1997
                                      TO
                        PROSPECTUS DATED April 4, 1997
                             ____________________

          The Series L Units will be sold on or about July 1, 1997 pursuant to acceptable subscriptions received on or before June 30, 1997. The Principal Assurance Date for the Series L Units will be June 30, 2002.

          Series L Units are offered at $100 per Unit ($97 in the case of officers and employees of Merrill Lynch & Co., Inc. and its affiliates). The minimum initial investment is 50 Units ($5,000); the minimum investment for existing Limited Partners is 10 Units ($1,000). Any greater number of whole Units may be purchased.

          75% of the capital attributable to Series L Units will initially be committed to trading.

          No distributions are presently intended to be made on the Series L Units.

          The Series L Units may be redeemed as of the end of any calendar month at Net Asset Value, subject to a 3% redemption charge payable to Merrill Lynch Investment Partners Inc. ("MLIP") on redemptions made on or prior to
June 30, 1998.
                           _________________________

          The reverse side of this Prospectus Supplement provides certain outline information regarding the current Advisors used by ML Principal Protection L.P. (the "Fund").
                           _________________________

 IN ADDITION TO THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS MUST BE ACCOMPANIED
             BY SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT
                            WITHIN 60 CALENDAR DAYS
                           _________________________

    THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
        OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON
            THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT.
                           _________________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS  SUPPLEMENT.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                           _________________________

              Merrill Lynch, Pierce, Fenner & Smith Incorporated
                                 Selling Agent

                    Merrill Lynch Investment Partners Inc.
                                General Partner

                         ML PRINCIPAL PROTECTION L.P.
                 (formerly, ML Principal Protection Plus L.P.)


                                 -------------

     As of April 1, 1997, the Net Asset Value of a Series A Unit initially issued for $100 as of October 12, 1994 had risen to $126.69 (adding back to Net Asset Value aggregate distributions of $12.00 per Series A Unit).

                                 -------------

     The allocation of the Fund's trading assets (75% of the capital initially attributable to each series of Units sold pursuant to this Prospectus Supplement and thereafter) among its core Advisors as of April 1, 1997 is set forth below in the parentheses following each core Advisor's name. The accompanying Prospectus includes more detailed information concerning the core Advisors.
See "The Advisors" and "The Core Advisors" in the Prospectus. Core Advisors are Advisors allocated 10% or more of the Fund's trading assets for management. Non-core Advisors are each allocated less than 10% of the Fund's assets for management. The particular percentage allocations to the non-core Advisors are not identified because, among other things, these allocations are subject to frequent changes both due to the effects of differential performance and to Merrill Lynch Investment Partners Inc. reallocating the Fund's traded assets among such Advisors.

                                                                   Annualized           Assets Under
                                               Worst/Best           Standard             Management            General
                                                 Monthly            Deviation                In                Strategy
Core Advisors                               Rate of Return/1/      of Return/2/        Fund Program/3/     Classification/4/
                                          ---------------------    ------------        ---------------     -----------------
    Chesapeake Capital Corporation           (10.98)%  / 15.99%        17.8%             $914 million      Technical;
      Diversified Trading Program(19%)                                                                     trend-following

    John W. Henry & Company, Inc.            (27.7)/5/ / 25.5%         25.7%             $1.1 billion      Technical;
      Financial and Metals Portfolio (15%)                                                                 trend-following

Non-Core Advisors
    AIS Futures Management, Inc.             (10.64)%/   13.39%        17.8%             $115 million      Systematic;
      MAAP-2X-4X Program                                                                                   trend-following

    ARA Portfolio Management Company, L.L.C.  (6.48)%/5// 7.89%        10.9%             $ 92 million      Technical;
      Alpha Program                                                                                        trend-following

    Graham Capital Management, L.P.           (6.31)%   /12.33%        13.6%             $208 million      Technical;
      Diversified Program                                                                                  trend-following

    Trendstat Capital Management, Inc.        (5.83)%   /10.28%        11.8%             $160 million      Technical;
      World Currency Program                                                                               trend-related

    Hill Financial Group, Ltd.                ( 6.2)%    /9.9 %        11.2%             $ 90 million      Technical;
      Multiple Strategy Program                                                                            systematic

    Milburn Ridgefield Corporation            (9.04)%   /19.38%        17.4%             $218 million      Technical;
      Global Portfolio--Normal Leverage                                                                    trend-following

    Quantitative Financial Strategies, Inc.   (7.62)%   /13.29%        15.6%             $177 million/6/   Systematic;
      The Currency Program                                                                                 fundamental

    Range Wise, Inc.                          (6.92)%/  /12.91%        12.6%             $ 48 million      Discretionary;
      Range Wise Trading Program                                                                           fundamental

    Allied Irish Capital Management Ltd.      (2.11)%   / 2.80%         3.5%             $193 million      Discretionary;
      Worldwide Financial Futures Program                                                                  fundamental

    Fundamental Futures, Inc.                 (10.66)%  /11.23%        14.5%             $ 64 million      Discretionary;
      Fundamental Futures Trading Program                                                                  fundamental




       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Performance and assets under management information is current as of March 31, 1997.

                     Performance figures are not audited.

     Futures trading is highly leveraged, as is each Advisor's trading program. No Advisor has been asked to make any special adjustments to its leveraging policies in the case of the Fund. See "Leverage Considerations" and "Risk Factors" in the Prospectus.

     In considering the leverage at which the different Advisors trade and the volatility of their performance, prospective investors should recognize that due to the limited percentage of the Fund's trading assets allocated to each of them, none of the non-core Advisors, individually, is likely to have a material effect, over the short-term, on either the overall return or the overall performance volatility of the Fund. The non-core Advisors as a group can have a significant effect on performance. However, the likely performance non-correlation among at least certain of these Advisors reduces the likelihood of any major short-term effect.

     The current non-core Advisors each receive Consulting Fees of up to 2% per annum of the Fund's assets managed by each of them, respectively, plus quarterly or annual Profit Shares of between 15% and 20% of any cumulative New Trading Profit achieved by each such Advisor.
----------
1 The lowest and the highest monthly rate of return for the program traded for the Fund. Performance information is presented for the period from January
   1, 1992 (or inception, if later) through March 31, 1997.

2 An annualized standard deviation of 2% and a mean return of 1% would mean that approximately two-thirds of all monthly returns during a year have historically fallen between (1)% and 3%, i.e., within a range (deviation) of 2% above or below the mean. Standard deviation is one widely-accepted measure of risk, as standard deviation indicates the variability of returns. In general, the more variable an Advisor's historical returns, the greater the risk that substantial losses have been included within the historical range of returns.

3 Assets under management in the program traded for the Fund ("notional" funds excluded, except as described in Note (6) below).

4 See "The Core Advisors" in the Prospectus for a description of these strategy classifications.

5 The worst Monthly Rate of Return of any individual account, not of the program on a composite basis.

6 "Notional" funds are included in assets under management for Quantitative Financial Strategies, Inc.